Exhibit 99.1

XIAO-I CORPORATION

2023 SHARE INCENTIVE PLAN

Nonqualified Share Option Award Agreement

(Chinese National Participant)

THIS NONQUALIFIED SHARE OPTION AWARD AGREEMENT (this “Agreement”) dated ________________, 20_____, between Xiao-I Corporation, an exempted company formed under the laws of the Cayman Islands (the “Company”), and [1] (the “Optionee”).

1. Grant of Option; Vesting.

(a) Subject to the terms and conditions of this Agreement and the Xiao-I Corporation 2023 Share Incentive Plan (the “Plan”), the Company hereby grants to the Optionee the right and option (this “Option”) to purchase all or any part of an aggregate of _________________________ (____) American Depository Shares (the “Shares”) of the Company, at a price per share of _________________ [currency], which is not less than one hundred percent (100%) of the Fair Market Value of an American Depository Share of the Company on the date the Option is granted (the “Exercise Price”). In the case of change in the capital structure of the Company occurring after the date hereof, the number of Shares and the Exercise Price may be adjusted as set forth in Article 9 of the Plan, as applicable.

(b) Subject to the terms of this Agreement, this Option shall vest and become exercisable in the following amounts on each of the following dates: ____% on _____________, 20___; ____% on _________________, 20___; and ____% on _____________, 20___.

(c) Except as provided in Section 2 of this Agreement, if the Optionee’s employment or service with the Company terminates for any reason, this Option, to the extent not then vested, shall immediately terminate without consideration.

2. Term. This Option shall terminate on _____________, 20__, which shall not exceed ten (10) years from the date of grant (the “Option Expiration Date”); provided that if the Optionee’s employment with the Company is terminated due to the Optionee’s death or disability, or for any other reason than a termination by the Company for Cause, the Optionee may exercise, in whole or in part, the vested portion of this Option until the earlier of (i) ninety (90) days following the date of such employment termination or twelve (12) calendar months following employment termination due to Disability or death (at which time the Option shall be automatically cancelled) and (ii) the Option Expiration Date.

3. Exercise. Subject to Sections 1 and 2 of this Agreement and the terms of the Plan, this Option may be exercised, in whole or in part.

4. Nontransferable. This Option may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by the applicable laws of descent and distribution, and shall not be subject to execution, attachment, or similar process. Any attempt to transfer, assign, pledge, hypothecate, or otherwise dispose of the Option or of any right or privilege conferred hereby shall be null and void.

5. Compliance with Laws, Restrictions on Award and Shares. The Company may impose such restrictions on the Award and the Shares or other benefits underlying the Award or relating to the payout of the Award as it may deem advisable in order to comply with restrictions under the federal securities laws, federal tax laws, the requirements of any stock exchange or similar organization and any blue sky, state or foreign securities laws applicable to such Award or Shares. Notwithstanding any other provision in the Plan or this Agreement to the contrary, the Company shall not be obligated to issue, deliver or transfer any Shares, make any other distribution of benefits under the Plan, or take any other action, unless such delivery, distribution or action is in compliance with all applicable laws, rules and regulations (including but not limited to the requirements of the Securities Act). The Company may cause a restrictive legend or legends to be placed on any certificate for Shares issued pursuant to the Award in such form as may be prescribed from time to time by applicable laws and regulations or as may be advised by legal counsel or as set forth in the Plan. Any transfer of Shares issued pursuant to the Award must comply with the Company’s policies.

6. Withholding. Prior to delivery of the Shares purchased upon exercise of this Option, the Company shall determine the amount of any United States federal, state, and local income tax, if any, which is required to be withheld under applicable law and shall, as a condition of exercise of this Option and delivery of certificates or registration in book-entry form representing the Shares purchased upon exercise of this Option, collect from the Optionee the amount of any such tax to the extent not previously withheld. The Optionee’s withholding obligations may be satisfied in the manner contemplated by Section 13.3 of the Plan.

7. Right of the Optionee. Neither this Option, the execution of this Agreement, nor the exercise of any portion of this Option shall confer upon the Optionee any right to, or guarantee of, continued employment or service by the Company or any Group Entity, or in any way limit the right of the Company or any Group Entity to terminate the employment or service of the Optionee at any time, subject to the terms of any written employment or service or similar agreement between the Company or any Group Entity and the Optionee.

8. Professional Advice. The acceptance and exercise of this Option may have consequences under federal and state tax and securities laws that may vary depending upon the individual circumstances of the Optionee. Accordingly, the Optionee acknowledges that the Optionee has been advised to consult his personal legal and tax advisor in connection with this Agreement and this Option.

9. Agreement Subject to the Plan. The Option and this Agreement are subject to the terms and conditions set forth in the Plan, which terms and conditions are incorporated herein by reference. Capitalized terms used herein but not defined shall have the meanings set forth in the Plan. A copy of the Plan previously has been delivered to the Optionee. This Agreement and the Plan constitute the entire understanding between the Company and the Optionee with respect to this Option.

10. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Cayman Islands, without regard to conflict of laws principles, and shall bind and inure to the benefit of the heirs, executors, personal representatives, successors, and assigns of the parties hereto.

11. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally or when telecopied (with confirmation of transmission received by the sender), three business days after being sent by certified mail, postage prepaid, return receipt requested or one business day after being delivered to a nationally recognized overnight courier with next day delivery specified to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

Company:

_____________________

_____________________

_____________________

Attention: ____________

Optionee:

Address on file at the office of the Company

Notices sent by email or other electronic means not specifically authorized by this Agreement shall not be effective for any purpose of this Agreement.

12. Binding Effect. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid, and binding obligations of the Company enforceable against the Company in accordance with its terms.

13. Amendment. The rights of the Optionee hereunder may not be impaired by any amendment, alteration, suspension, discontinuance, or termination of this Agreement without the Optionee’s consent. The Board may terminate, amend, or modify the Plan in accordance with Article 12 of the Plan, but may not do so in a manner that would adversely affect this Award in any material way without first obtaining the Optionee’s consent.

14. Corporate Transactions. In the event that the Company is a party to a Corporate Transaction as defined in Section 2.9 of the Plan, all Options outstanding on the effective date of the transaction shall be treated in the manner determined by the Committee in accordance with Section 9.2 of the Plan. The treatment determined by the Committee may include (without limitation) one or more of the following with respect to each outstanding Option:

(i)	the Committee may provide that any and all outstanding Options are to terminate at a specific time in the future and the Committee shall give each Participant the right to exercise the vested portion of such Options during a period of time as the Committee shall determine, or

(ii)	the Committee may provide for the purchase of any Option for an amount of cash equal to the amount that could have been attained upon the exercise of such Option (and, for the avoidance of doubt, if as of such date the Committee determines in good faith that no amount would have been attained upon the exercise of such Option, then such Option may be terminated by the Company without payment), or

(iii)	the Committee may provide for the replacement of such Option with other rights or property selected by the Committee in its sole discretion or the assumption of or substitution of such Option by the successor or surviving corporation, or a Parent or Subsidiary thereof, with appropriate adjustments as to the number and kind of Shares and prices, or

(iv)	the Committee may provide for payment of such Option in cash based on the value of Shares on the date of the Corporate Transaction plus reasonable interest on the Option through the date as determined by the Committee when such Option would otherwise be vested or have been paid in accordance with its original terms, if necessary to comply with Section 409A of the Code.

15. Chinese Law. Under Section 4.3 of the Plan, in order to assure the viability of Awards granted to Participants employed in various jurisdictions, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom applicable in the jurisdiction in which the Participant resides, is employed, operates or is incorporated. In order to bring this Agreement into compliance with Chinese law, Appendix A to this Agreement, the Chinese Law Addendum, contains special terms applicable to this Agreement.

[Signature page to follow]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

COMPANY:

By:
Title:

OPTIONEE:	Signature:

Printed Name: [1]

Address:

XIAO-I CORPORATION

2023 SHARE INCENTIVE PLAN

Nonqualified Share Option Award Agreement – Appendix A

Chinese Law Addendum

The following provisions apply only if you are subject to exchange control restrictions imposed by the State Administration of Foreign Exchange (“SAFE”), as determined by the Company in its sole discretion:

Terms and Conditions

Restriction on Issuance of Shares. In addition to any vesting requirements, the issuance of Shares in respect of the Options is also conditioned on the Company’s completion of a registration of the Plan with SAFE and on the continued effectiveness of such registration (the “SAFE Registration Requirement”). In the event that a SAFE registration has not been completed prior to any date(s) on which the Options are scheduled to vest, the Vesting Date for any such Options shall instead occur as soon as practicable after the SAFE registration is completed (the “Actual Vesting Date”). Notwithstanding any provision in the Agreement, if your employment or service is terminated prior to the Actual Vesting Date, unless otherwise determined by the Company, you shall not be entitled to vest in any portion of the Options and the Options shall be forfeited without any liability to the Company or any Group Entity.

If or to the extent the Company is unable to complete the registration or maintain the registration, no Shares subject to the Options for which a registration cannot be completed or maintained shall be issued. In this case, the Company retains the discretion to settle any Options for which the vesting requirements, but not the SAFE Registration Requirement, have been met in cash paid through local payroll in an amount equal to the market value of the Shares subject to the Options less any amount withheld to satisfy taxes and any other amounts required to be withheld by any governmental authority or law.

Shares Must Remain With Company’s Designated Broker. You agree to hold any Shares received upon settlement of the Options with the Company’s designated broker until the Shares are sold. The limitation shall apply to all Shares issued to you under the Plan, whether or not you remain in employment or service.

Forced Sale of Shares. The Company has discretion to arrange for the sale of the Shares issued upon settlement of the Options, either immediately upon settlement or at any time thereafter. In any event, if your employment or service is terminated, you will be required to sell all Shares acquired upon settlement of the Options within such time period as required by the Company in accordance with SAFE requirements. Any Shares remaining in the brokerage account at the end of this period shall be sold by the broker (on your behalf and you hereby authorize such sale). You agree to sign any additional agreements, forms and/or consents that reasonably may be requested by the Company (or the Company’s designated broker) to effectuate the sale of Shares (including, without limitation, as to the transfer of the sale proceeds and other exchange control matters noted below) and shall otherwise cooperate with the Company with respect to such matters. You acknowledge that neither the Company nor the designated broker is under any obligation to arrange for the sale of Shares at any particular price (it being understood that the sale will occur in the market) and that broker’s fees and similar expenses may be incurred in any such sale. In any event, when the Shares are sold, the sale proceeds, less any tax withholding, any broker’s fees or commissions, and any similar expenses of the sale will be remitted to you in accordance with applicable exchange control laws and regulations.

Due to fluctuations in the Share price and/or the U.S. Dollar exchange rate between the settlement date and (if later) the date on which the Shares are sold, the sale proceeds may be more or less than the fair market value of the Shares on the Vesting Date (which is the amount relevant to determining your tax liability). You understand and agree that the Company is not responsible for the amount of any loss you may incur and that the Company assumes no liability for any fluctuation in the Share price and/or U.S. Dollar exchange rate.

Exchange Control Restrictions. You understand and agree that you will be required to immediately repatriate to China the proceeds from the sale of any Shares acquired under the Plan and any cash dividends paid on such Shares. You further understand that such repatriation of proceeds may need to be effected through a special bank account established by the Company (or any Group Entity), and you hereby consent and agree that any sale proceeds and cash dividends may be transferred to such special account by the Company (or any Group Entity) on your behalf prior to being delivered to you and that no interest shall be paid with respect to funds held in such account.

The proceeds may be paid to you in U.S. dollars or local currency at the Company’s discretion. If the proceeds are paid to you in U.S. dollars, you understand that a U.S. dollar bank account in China must be established and maintained so that the proceeds may be deposited into such account. If the proceeds are paid to you in local currency, you acknowledge that the Company (or any Group Entity) is under no obligation to secure any particular exchange conversion rate and that the Company (or any Group Entity) may face delays in converting the proceeds to local currency due to exchange control restrictions. You agree to bear any currency fluctuation risk between the time the Shares are sold and the net proceeds are converted into local currency and distributed to you. You further agree to comply with any other requirements that may be imposed by the Company (or any Group Entity) in the future in order to facilitate compliance with exchange control requirements in China.